                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the transition period from               to


Commission file number 1-10410


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                                 Harrah's Entertainment, Inc.
                                 Savings and Retirement Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Harrah's Entertainment, Inc.
                                 1023 Cherry Road
                                 Memphis, Tennessee  38117

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Trustees of Harrah's Entertainment, Inc.
  Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of HARRAH'S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits, with fund information, for each of the three years ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of Harrah's Entertainment, Inc. Savings and Retirement Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits, with fund information, for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 (Exhibit I), of loans or fixed income obligations in default as of December 31, 1998 (Exhibit II) and of reportable transactions for the year ended December 31, 1998 (Exhibit III) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP


Memphis, Tennessee,
June 1, 1999.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998

                                                                Fund Information
                                     -----------------------------------------------------------------------

                                                             Participant Directed Funds
                                     -----------------------------------------------------------------------
                                        Company     Aggressive      S&P 500     Long-Term        Income
                                      Stock Fund    Stock Fund    Index Fund    Bond Fund         Fund
                                     ------------  -----------   ------------  -----------     -----------
ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock               $ 97,766,963  $         -   $          -  $         -     $         -
 Registered investment company                  -   26,407,990              -   12,318,879      59,100,110
 Common/collective trust fund                   -            -    100,073,839            -               -
 Short-term investment fund             4,359,863       97,593        206,107       29,642         111,368

Receivables
 Due from participants (Note 1)                 -            -              -            -               -
 Interest and dividends                    17,028            -              -      229,409               -
 Due (to) from other funds                286,338        8,836        828,025     (122,428)         (3,103)

Cash                                        4,696        1,735          3,473          513           1,610
                                     ------------  -----------   ------------  -----------     -----------

Total assets                          102,434,888   26,516,154    101,111,444   12,456,015      59,209,985
                                     ------------  -----------   ------------  -----------     -----------

LIABILITIES
Accrued expenses                         (204,932)     (41,501)       (92,076)      (6,803)        (38,540)
Accounts payable                           (6,495)      (4,603)       (10,865)      (1,337)         (4,679)
                                     ------------  -----------   ------------  -----------     -----------

Total liabilities                        (211,427)     (46,104)      (102,941)      (8,140)        (43,219)
                                     ------------  -----------   ------------  -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS    $102,223,461  $26,470,050   $101,008,503  $12,447,875     $59,166,766
                                     ============  ===========   ============  ===========     ===========

                                                     Fund Information
                                     ---------------------------------------------------
                                                                   Non-
                                                               Participant
                                           Participant          Directed
                                         Directed Funds           Fund
                                     ------------------------   ----------
                                      Treasury      Executive
                                        Fund        Life Fund   ESOP Fund      Loan Fund         Total
                                     -----------   ----------   ----------    -----------    ------------
                                                     (Note 5)
ASSETS
Investments (Notes 1 and 2)
 Harrah's common stock               $         -   $        -   $7,079,910    $         -    $104,846,873
 Registered investment company                 -            -            -              -      97,826,979
 Common/collective trust fund                  -            -            -              -     100,073,839
 Short-term investment fund           25,875,361    1,142,271      165,377         10,765      31,998,347

Receivables
 Due from participants (Note 1)                -            -            -     24,183,191      24,183,191
 Interest and dividends                  113,688            5          569              -         360,699
 Due (to) from other funds              (993,734)           -            -         (3,934)              -

Cash                                         836            -            -              -          12,863
                                     -----------   ----------   ----------    -----------    ------------

Total assets                          24,996,151    1,142,276    7,245,856     24,190,022     359,302,791
                                     -----------   ----------   ----------    -----------    ------------

LIABILITIES
Accrued expenses                         (18,873)           -         (308)             -        (403,033)
Accounts payable                          (6,460)           -         (324)             -         (34,763)
                                     -----------   ----------   ----------    -----------    ------------

Total liabilities                        (25,333)           -         (632)             -        (437,796)
                                     -----------   ----------   ----------    -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS    $24,970,818   $1,142,276   $7,245,224    $24,190,022    $358,864,995
                                     ===========   ==========   ==========    ===========    ============

     The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                                                   Fund Information
                                     -----------------------------------------------------------------------

                                                             Participant Directed Funds
                                     -----------------------------------------------------------------------
                                        Company     Aggressive     S&P 500      Long-Term       Income
                                      Stock Fund    Stock Fund    Index Fund    Bond Fund        Fund
                                     ------------  -----------    -----------   ----------     -----------
ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock               $120,795,432  $         -    $         -   $        -     $         -
 Registered investment company                  -   27,181,908              -    7,620,196               -
 Common/collective trust fund                   -            -     75,016,238            -               -
 Guaranteed investment contracts                -            -              -            -               -
 Corporate securities                           -            -              -            -          30,037
 U.S. government and agency
   securities                                   -            -              -            -          39,058
 Temporary investments                  2,122,448      881,714      1,198,497      158,392      51,138,731

Receivables
 Due from participants (Note 1)                 -            -              -            -               -
 Interest and dividends                         -            -              -            -          61,386
 Due (to) from other funds               (450,495)    (209,556)        72,263      630,815         413,117
 Pending trades                                 -            -              -            -       1,348,807
 Other                                          -            -              -            -               -

Cash                                      847,901      352,238        478,790       63,276         853,997
                                     ------------  -----------    -----------   ----------     -----------

Total assets                          123,315,286   28,206,304     76,765,788    8,472,679      53,885,133
                                     ------------  -----------    -----------   ----------     -----------

LIABILITIES
Advances from Harrah's                          -            -              -            -               -
Bank overdrafts                          (588,125)    (244,321)      (332,101)     (43,890)       (169,708)
Accrued expenses                         (100,470)     (37,777)       (59,832)      (6,660)        (38,641)
Accounts payable                         (204,734)     (64,967)      (121,044)     (30,735)        (75,916)
Other                                      (9,716)        (452)          (611)         (80)           (311)
                                     ------------  -----------    -----------   ----------     -----------

Total liabilities                        (903,045)    (347,517)      (513,588)     (81,365)       (284,576)
                                     ------------  -----------    -----------   ----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS    $122,412,241  $27,858,787    $76,252,200   $8,391,314     $53,600,557
                                     ============  ===========    ===========   ==========     ===========


                                                     Fund Information
                                     ---------------------------------------------------
                                                                   Non-
                                                               Participant
                                           Participant          Directed
                                         Directed Funds           Fund
                                     ------------------------   ----------
                                      Treasury      Executive
                                        Fund        Life Fund   ESOP Fund      Loan Fund         Total
                                     -----------   ----------   ----------    -----------    ------------
                                                     (Note 5)
ASSETS
Investments (Notes 1, 2 and 3)
 Harrah's common stock               $         -   $        -   $9,299,675    $         -    $130,095,107
 Registered investment company        22,248,346            -            -              -      57,050,450
 Common/collective trust fund                  -            -            -              -      75,016,238
 Guaranteed investment contracts               -    7,988,711            -              -       7,988,711
 Corporate securities                          -            -            -              -          30,037
 U.S. government and agency
   securities                                  -            -            -              -          39,058
 Temporary investments                   306,224      466,107            -              -      56,272,113

Receivables
 Due from participants (Note 1)                -            -            -     21,453,556      21,453,556
 Interest and dividends                        -            -            -              -          61,386
 Due (to) from other funds              (483,299)      18,745        8,410              -               -
 Pending trades                                -            -            -              -       1,348,807
 Other                                         -       78,538            -              -          78,538

Cash                                     122,334            -            -              -       2,718,536
                                     -----------   ----------   ----------    -----------    ------------

Total assets                          22,193,605    8,552,101    9,308,085     21,453,556     352,152,537
                                     -----------   ----------   ----------    -----------    ------------

LIABILITIES
Advances from Harrah's                         -   (2,340,947)           -              -      (2,340,947)
Bank overdrafts                          (84,854)           -            -              -      (1,462,999)
Accrued expenses                         (13,904)           -            -              -        (257,284)
Accounts payable                         (39,957)    (552,032)           -              -      (1,089,385)
Other                                       (158)           -            -              -         (11,328)
                                     -----------   ----------   ----------    -----------    ------------

Total liabilities                       (138,873)  (2,892,979)           -              -      (5,161,943)
                                     -----------   ----------   ----------    -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS    $22,054,732   $5,659,122   $9,308,085    $21,453,556    $346,990,594
                                     ===========   ==========   ==========    ===========    ============

     The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                   Fund Information
                                     -----------------------------------------------------------------------

                                                             Participant Directed Funds
                                     -----------------------------------------------------------------------
                                        Company     Aggressive     S&P 500      Long-Term       Income
                                      Stock Fund    Stock Fund    Index Fund    Bond Fund        Fund
                                     ------------  -----------    -----------   ----------     -----------
NET INVESTMENT INCOME
   Interest                          $    381,604  $    28,962    $    76,561   $    8,941     $    50,915
   Dividends                                    -            -              -      908,197               -
                                     ------------  -----------    -----------   ----------     -----------
                                          381,604       28,962         76,561      917,138          50,915
                                     ------------  -----------    -----------   ----------     -----------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                  44,270,937    7,727,937     22,152,418    4,212,306      11,894,665
   Aggregate cost                     (40,392,408)  (8,343,747)   (19,993,398)  (4,137,390)    (11,554,323)
                                     ------------  -----------    -----------   ----------     -----------

   Net realized gain (loss)             3,878,529     (615,810)     2,159,020       74,916         340,342
                                     ------------  -----------    -----------   ----------     -----------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS     (19,357,722)  (1,308,361)    19,475,071      (50,483)      3,640,419
                                     ------------  -----------    -----------   ----------     -----------

CONTRIBUTIONS
   Participants                         8,097,933    3,865,866      5,947,595      811,161       2,338,054
   Company                              5,644,661    2,590,264      4,000,484      557,723       1,683,595
                                     ------------  -----------    -----------   ----------     -----------

                                       13,742,594    6,456,130      9,948,079    1,368,884       4,021,649
OTHER
   Distributions to participants and
     beneficiaries                     (9,687,407)  (3,048,048)    (8,159,430)  (1,149,397)     (6,519,340)
   Transfers between funds             (8,390,528)  (2,545,639)     1,751,526    2,947,497       4,492,737
   Administrative expenses               (755,850)    (355,971)      (494,524)     (51,994)       (460,513)
                                     ------------  -----------    -----------   ----------     -----------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS     (20,188,780)  (1,388,737)    24,756,303    4,056,561       5,566,209

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  122,412,241   27,858,787     76,252,200    8,391,314      53,600,557
                                     ------------  -----------    -----------   ----------     -----------

   End of year                       $102,223,461  $26,470,050   $101,008,503  $12,447,875     $59,166,766
                                     ============  ===========   ============  ===========     ===========

                                                     Fund Information
                                     ---------------------------------------------------
                                                                   Non-
                                                               Participant
                                           Participant          Directed
                                         Directed Funds           Fund
                                     ------------------------   ----------
                                      Treasury      Executive
                                        Fund        Life Fund   ESOP Fund      Loan Fund         Total
                                     -----------   ----------   ----------    -----------    ------------
                                                     (Note 5)
NET INVESTMENT INCOME
   Interest                          $ 1,317,409   $1,089,215   $   58,078    $ 1,441,977    $  4,453,662
   Dividends                                   -            -            -              -         908,197
                                     -----------   ----------   ----------    -----------    ------------
                                       1,317,409    1,089,215       58,078      1,441,977       5,361,859
                                     -----------   ----------   ----------    -----------    ------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                          -            -            -              -      90,258,263
   Aggregate cost                              -            -            -              -     (84,421,266)
                                     -----------   ----------   ----------    -----------    ------------

   Net realized gain (loss)                    -            -            -              -       5,836,997
                                     -----------   ----------   ----------    -----------    ------------

UNREALIZED NET APPRECIATION
    (DEPRECIATION) OF INVESTMENTS              -      395,825   (1,387,327)             -       1,407,422
                                     -----------   ----------   ----------    -----------    ------------

CONTRIBUTIONS
   Participants                        1,403,677            -            -              -      22,464,286
   Company                               876,483            -           25              -      15,353,235
                                     -----------   ----------   ----------    -----------    ------------

                                       2,280,160            -           25              -      37,817,521
OTHER
   Distributions to participants and
     beneficiaries                    (4,541,794)    (269,206)    (712,278)    (2,229,587)    (36,316,487)
   Transfers between funds             3,970,947   (5,732,680)     (17,936)     3,524,076               -
   Administrative expenses              (110,636)           -       (3,423)             -      (2,232,911)
                                     -----------   ----------   ----------    -----------    ------------

NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS      2,916,086   (4,516,846)  (2,062,861)     2,736,466      11,874,401

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  22,054,732    5,659,122    9,308,085     21,453,556     346,990,594
                                     -----------   ----------   ----------    -----------    ------------

   End of year                       $24,970,818   $1,142,276  $ 7,245,224    $24,190,022    $358,864,995
                                     ===========   ==========  ===========    ===========    ============

     The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                   Fund Information
                                     -----------------------------------------------------------------------

                                                             Participant Directed Funds
                                     -----------------------------------------------------------------------
                                        Company     Aggressive     S&P 500      Long-Term       Income
                                      Stock Fund    Stock Fund    Index Fund    Bond Fund        Fund
                                     ------------  -----------    -----------   ----------     -----------
NET INVESTMENT INCOME
   Interest                          $    207,435  $    36,094    $   103,055   $   10,731     $ 3,958,749
   Dividends                                    -    2,493,299              -      548,485         604,594
                                     ------------  -----------    -----------   ----------     -----------

                                          207,435    2,529,393        103,055      559,216       4,563,343
                                     ------------  -----------    -----------   ----------     -----------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                  13,455,144      357,037      3,095,294    3,472,373     426,467,256
   Aggregate cost                     (13,326,188)    (363,806)    (2,826,113)  (3,510,300)   (427,259,849)
                                     ------------  -----------    -----------   ----------     -----------

   Net realized gain (loss)               128,956       (6,769)       269,181      (37,927)       (792,593)
                                     ------------  -----------    -----------   ----------     -----------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS        (6,135,421)   1,228,569     17,306,583      349,162        (620,801)
                                     ------------  -----------    -----------   ----------     -----------

CONTRIBUTIONS
   Participants                         8,842,945    3,189,152      4,086,540      591,768       3,567,373
   Company                              6,550,364    2,195,211      2,836,051      422,475       1,803,608
                                     ------------  -----------    -----------   ----------     -----------

                                       15,393,309    5,384,363      6,922,591    1,014,243       5,370,981
OTHER
   Distributions to participants and
     beneficiaries                    (11,986,354)  (2,514,096)    (7,303,377)    (651,488)     (7,610,485)
   Transfers between funds            (11,911,103)   2,657,661      6,087,107   (1,675,667)     (3,514,232)
   Administrative expenses               (594,339)    (250,358)      (356,935)     (53,759)       (384,605)
                                     ------------  -----------    -----------   ----------     -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS       (14,897,517)   9,028,763     23,028,205     (496,220)     (2,988,392)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  137,309,758   18,830,024     53,223,995    8,887,534      56,588,949
                                     ------------  -----------    -----------   ----------     -----------

   End of year                       $122,412,241  $27,858,787    $76,252,200   $8,391,314     $53,600,557
                                     ============  ===========    ===========   ==========     ===========

                                                     Fund Information
                                     ---------------------------------------------------
                                                                   Non-
                                                               Participant
                                           Participant          Directed
                                         Directed Funds           Fund
                                     ------------------------   ----------
                                      Treasury      Executive
                                        Fund        Life Fund   ESOP Fund      Loan Fund         Total
                                     -----------   ----------   ----------    -----------    ------------
                                                     (Note 5)
NET INVESTMENT INCOME
   Interest                          $    19,457   $   21,029   $        -    $ 1,445,731    $  5,802,281
   Dividends                             886,789            -            -              -       4,533,167
                                     -----------   ----------   ----------    -----------    ------------

                                         906,246       21,029            -      1,445,731      10,335,448
                                     -----------   ----------   ----------    -----------    ------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                  3,475,184            -    1,134,111              -     451,456,399
   Aggregate cost                     (3,475,184)           -     (988,066)             -    (451,749,506)
                                     -----------   ----------   ----------    -----------    ------------

   Net realized gain (loss)                    -            -      146,045              -        (293,107)
                                     -----------   ----------   ----------    -----------    ------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                -      735,257     (649,967)             -      12,213,382
                                     -----------   ----------   ----------    -----------    ------------

CONTRIBUTIONS
   Participants                        1,126,452            -            -              -      21,404,230
   Company                               806,745            -           69              -      14,614,523
                                     -----------   ----------   ----------    -----------    ------------

                                       1,933,197            -           69              -      36,018,753
OTHER
   Distributions to participants and
     beneficiaries                    (5,754,658)    (514,583)    (873,965)    (1,100,736)    (38,309,742)
   Transfers between funds             8,962,818            -      (27,455)      (579,129)              -
   Administrative expenses               (71,106)           -       (1,109)             -      (1,712,211)
                                     -----------   ----------   ----------    -----------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS        5,976,497      241,703   (1,406,382)      (234,134)     18,252,523

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  16,078,235    5,417,419   10,714,467     21,687,690     328,738,071
                                     -----------   ----------   ----------    -----------    ------------

   End of year                       $22,054,732   $5,659,122   $9,308,085    $21,453,556    $346,990,594
                                     ===========   ==========   ==========    ===========    ============

     The accompanying Notes to Financial Statements are an integral part of this statement.

                       HARRAH'S ENTERTAINMENT, INC.
                        SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                   Fund Information
                                     -----------------------------------------------------------------------

                                                             Participant Directed Funds
                                     -----------------------------------------------------------------------
                                        Company     Aggressive     S&P 500      Long-Term       Income
                                      Stock Fund    Stock Fund    Index Fund    Bond Fund        Fund
                                     ------------  -----------    -----------   ----------     -----------
NET INVESTMENT INCOME
   Interest                          $     85,149  $     8,625    $    24,784   $    4,662     $ 4,119,998
   Dividends                                    -    1,443,087              -      716,785         215,529
                                     ------------  -----------    -----------   ----------     -----------

                                           85,149    1,451,712         24,784      721,447       4,335,527
                                     ------------  -----------    -----------   ----------     -----------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                  14,523,763    1,033,468      4,104,657    1,088,641     369,001,219
   Aggregate cost                      (9,349,397)    (997,824)    (3,079,235)  (1,085,122)   (369,936,453)
                                     ------------  -----------    -----------   ----------     -----------

   Net realized gain (loss)             5,174,366       35,644      1,025,422        3,519        (935,234)
                                     ------------  -----------    -----------   ----------     -----------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS       (31,200,751)     108,890      8,535,784     (604,669)     (1,297,829)
                                     ------------  -----------    -----------   ----------     -----------

CONTRIBUTIONS
   Participants                        10,971,541    2,438,787      3,112,800      563,096       2,850,745
   Company                              7,492,343    1,556,769      2,006,493      389,196       2,017,605
                                     ------------  -----------    -----------   ----------     -----------

                                       18,463,884    3,995,556      5,119,293      952,292       4,868,350
OTHER
   Distributions to participants and
     beneficiaries                    (13,300,851)  (1,476,339)    (3,990,424)    (472,704)     (6,439,459)
   Transfers between funds             (2,627,784)   5,738,338      4,058,146      213,219      (6,466,019)
   Administrative expenses               (756,772)    (250,745)      (333,707)     (54,044)        (88,717)
                                     ------------  -----------    -----------   ----------     -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS       (24,162,759)   9,603,056     14,439,298      759,060      (6,023,381)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  161,472,517    9,226,968     38,784,697    8,128,474      62,612,330
                                     ------------  -----------    -----------   ----------     -----------

   End of year                       $137,309,758  $18,830,024    $53,223,995   $8,887,534     $56,588,949
                                     ============  ===========    ===========   ==========     ===========

                                                     Fund Information
                                     ---------------------------------------------------
                                                                   Non-
                                                               Participant
                                           Participant          Directed
                                         Directed Funds           Fund
                                     ------------------------   ----------
                                      Treasury      Executive
                                        Fund        Life Fund   ESOP Fund      Loan Fund         Total
                                     -----------   ----------   ----------    -----------    ------------
                                                     (Note 5)
NET INVESTMENT INCOME
   Interest                          $     8,581   $   11,553   $      118    $ 1,527,305    $  5,790,775
   Dividends                             844,585            -            -              -       3,219,986
                                     -----------   ----------   ----------    -----------    ------------

                                         853,166       11,553          118      1,527,305       9,010,761
                                     -----------   ----------   ----------    -----------    ------------

REALIZED GAIN (LOSS) ON  INVESTMENTS
   Aggregate proceeds                  3,137,358            -    1,022,357              -     393,911,463
   Aggregate cost                     (3,137,358)           -     (999,591)             -    (388,584,980)
                                     -----------   ----------   ----------    -----------    ------------

   Net realized gain (loss)                    -            -       22,766              -       5,326,483
                                     -----------   ----------   ----------    -----------    ------------

UNREALIZED NET APPRECIATION
  (DEPRECIATION) OF INVESTMENTS                -   (1,131,082)  (2,462,944)             -     (28,052,601)
                                     -----------   ----------   ----------    -----------    ------------

CONTRIBUTIONS
   Participants                        1,011,163            -            -              -      20,948,132
   Company                               656,236            -            -              -      14,118,642
                                     -----------   ----------   ----------    -----------    ------------

                                       1,667,399            -            -              -      35,066,774
OTHER
   Distributions to participants and
     beneficiaries                    (2,787,806)    (511,468)    (755,793)             -     (29,734,844)
   Transfers between funds               827,018       (2,886)     (50,122)    (1,689,910)              -
   Administrative expenses               (65,162)           -     (264,552)             -      (1,813,699)
                                     -----------   ----------   ----------    -----------    ------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS          494,615   (1,633,883)  (3,510,527)      (162,605)    (10,197,126)

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                  15,583,620    7,051,302   14,224,994     21,850,295     338,935,197
                                     -----------   ----------   ----------    -----------    ------------

   End of year                       $16,078,235   $5,417,419  $10,714,467    $21,687,690    $328,738,071
                                     ===========   ==========  ===========    ===========    ============

     The accompanying Notes to Financial Statements are an integral part of this statement.

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN
----------------------------------------

The following description of the Harrah's Entertainment, Inc. Savings and Retirement Plan (the "Plan," formerly The Promus Companies Incorporated Savings and Retirement Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

The Plan
--------

Effective June 30, 1995, The Promus Companies Incorporated ("Promus") was split into two independent public corporations (the "Spin-off"). Promus, which was renamed Harrah's Entertainment, Inc. ("Harrah's"), retained the casino entertainment business. Promus' hotel operations were transferred to a newly created company, Promus Hotel Corporation ("PHC"). The agreements governing the terms of the Spin-off transaction required that the assets allocable to those participants in the Plan, who became employees of PHC, be transferred to a new savings and retirement plan (the "PHC Plan"), which was established for the benefit of the eligible employees of PHC and its affiliates. Concurrent with the completion of the Spin-off, the Plan was renamed the Harrah's Entertainment, Inc. Savings and Retirement Plan. Participants' investments in Promus common stock through the Company Stock Fund and the ESOP Fund were converted into investments in the common stock of their employer, either Harrah's or PHC, after the Spin-off.

The Plan was established by Harrah's effective February 6, 1990, to include eligible employees of Harrah's and its affiliates (the "Company") for the primary purpose of allowing these employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

----------------------------------------------------

Plan Investment Funds
---------------------

By election of a participant, his or her account balance (comprised of contributions, Company matching funds and accumulated earnings) can be invested in one or in a combination of up to six separate funds (collectively, the "Funds") of the Plan in 1% increments as follows (10% increments prior to October 1, 1996):

I. Company Stock Fund - invested in Harrah's common stock which provides a return based on the change in market value of Harrah's common stock, including any dividends declared thereon;

II. Aggressive Stock Fund - invested in the SSGA Small Cap Matrix Fund, a mutual fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks;

III. S&P 500 Index Fund - invested in the State Street Bank & Trust S&P 500 Index Fund, an S&P 500 indexed common/collective trust fund, which provides a return based on the performance of the stocks included within the S&P 500 Index Fund, including dividends thereon;

IV. Long-Term Bond Fund - invested in the Vanguard Long-Term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds;

V. Income Fund - invested in the SSGA Intermediate Bond Fund, a mutual fund comprised primarily of high quality intermediate-term government, corporate, mortgage-backed and asset-backed securities; or

VI. Treasury Fund - invested in a commingled fund managed by State Street Global Advisors, which provides investments in high-quality money market securities and other short-term debt instruments.

----------------------------------------------------


The Plan also includes three other special purpose funds, as follows:

I. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details.

II. ESOP Fund - accounts for special contributions by Harrah's of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

III. Loan Fund - separately tracks loans to participants as provided for under the Plan.

Occasionally, the Funds hold cash on a temporary basis pending investment or withdrawals. Cash balances are invested in temporary investments. At December 31, 1997, the Income Fund held $51.1 million in temporary investments due to the liquidation of the securities investments in anticipation of the January 2, 1998 transfer of funds to State Street Global Advisors.

Plan Administration
-------------------

The general administration of the Plan is the responsibility of its Trustees, who are appointed by the Human Resources Committee of the Harrah's Board of Directors, and who act as the Plan Administrator. The Trustees perform the duties and exercise the authority set forth in the Plan and Trustee Agreements. The Trustees have delegated certain of their authority to individuals for purposes of day-to-day administration.

----------------------------------------------------


Effective January 2, 1998, State Street Global Advisors (SSGA) began administering the Plan. SSGA provides recordkeeping, accounting, daily trading, trustee, custodial, and investment management services.

Employee Eligibility, Vesting and Termination
---------------------------------------------

Employees of the Company become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service. Participants vest in Company matching contributions over seven calendar years of credited service as follows:

                  Years of                                    Vested
                 Credited Service                            Percentage
               ------------------                            ----------
                    One                                         10%
                    Two                                         20%
                    Three                                       30%
                    Four                                        40%
                    Five                                        60%
                    Six                                         80%
                    Seven                                      100%

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses
-------------

As sponsor of the Plan, Harrah's, through its wholly-owned subsidiary, Harrah's Operating Company, Inc. ("HOC"), initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amounts of approximately $790,000, $1.6 million and $1.1 million for 1998, 1997 and 1996, respectively. Such costs are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.

----------------------------------------------------


Participants' Contributions and Withdrawals
-------------------------------------------

Participants can elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. These contributions are then matched by the Company. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his or her earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which up to 8% can be pre-tax dollars. Highly compensated employees could contribute up to an additional 10% of after-tax dollars as supplemental contributions. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving notice to the Plan Administrator, which may include a telephone or electronic communication, subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2.

Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

Allocation of Forfeitures and Net Plan Income
---------------------------------------------

As required by the Plan, forfeited amounts attributed to non-vested Company matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1998 was approximately $4.8 million. Forfeitures are allocated to active participants based upon their total basic

----------------------------------------------------


contributions for the year. No funds were reallocated during 1998, but were reallocated during the first quarter of 1999 in the amount of $0.9 million. The Plan Administrator reallocated approximately $0.5 million and $0.3 million of forfeited funds during 1997 and 1996, respectively.

Net Plan income (i.e. unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated daily to active participants based upon the individual's prior daily equity balance. For purposes of calculating the realized gains or losses on investments, the Plan uses the revalued cost (i.e. the fair value of the assets at the beginning of the current plan year).

Loans
-----

Loans may be made to participants by giving notice to the Plan Administrator, which may include a telephone or electronic communication. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator, and are secured by the account balance of the participant equal to the outstanding loan amount. Principal and interest paid by a participant are credited to the participant's account. At December 31, 1998 and 1997, these loans had interest rates ranging from 7.5% to 9.5%.

Accounting Policies
-------------------

The American Institute of Certified Public Accountants issued Statement of Position 94-4 ("SOP 94-4"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective for fiscal years beginning after December 15, 1994. SOP 94-4 changed the Plan's reporting for certain investment contracts (as defined in SOP 94-4) from

----------------------------------------------------


contract value to fair market value. The Plan adopted SOP 94-4 during 1996, which resulted in a reduction in the carrying value of the Executive Life Insurance guaranteed investment contract of approximately $1.1 million. The changes in market value for 1998 and 1997 are included in unrealized appreciation (depreciation) of investments in the accompanying statement of changes in net assets available for benefits. The contract value was approximately $8.4 million as of December 31, 1997. As of December 31, 1998, the Plan no longer held an investment in the Executive Life Insurance guaranteed investment contract. See Note 5 for further discussion.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS
---------------------------------

Investments in securities, common/collective trust funds and registered investment companies are stated at market values on the last business day of the plan year.

NOTE 3 - INVESTMENTS
--------------------

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1998 and 1997, were as follows:

                                                     1998               1997
                                                 ------------       ------------
Harrah's Entertainment, Inc. Common
   Stock                                         $104,846,873       $130,095,107
Delaware Trend Institutional Fund                           -         27,181,908
Dreyfus Treasury Fund                                       -         22,248,346
State Street Bank & Trust S&P 500
   Index Fund                                     100,073,839         75,016,238
Fidelity Instiutional Cash-U.S
   Govt. Portfolio                                          -         50,526,283
SSGA Small Cap Matrix Fund Series A                26,407,990                  -
SSGA Intermediate Bond Fund Series A               59,100,110                  -
SSB Yield Enhanced Short-Term
   Investment Fund                                 25,809,653                  -
Loans to Participants                              24,183,191         21,453,556


NOTE 4 - EXCESS CONTRIBUTIONS
-----------------------------

Certain plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $152,000 and $54,000 in 1997 and 1996, respectively. No refunds were required for 1998. These refunds were paid in accordance with Internal Revenue Code Section 401(m), which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met, and Section 415, which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT
----------------------------------

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company ("Executive Life") and held in the Plan's Income Investment Fund would be frozen until such time as the contract was finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by the Company due to the conservatorship

----------------------------------------------


imposed on Executive Life by the State of California Insurance Commissioner. The Company agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company also agreed to make interest free loans to the Plan, which were to be repaid out of any amounts received under the contract, so that persons who leave or who had already left the Company's employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds. Amounts loaned to the Plan are reflected in the accompanying statements of net assets available for benefits as advances from Harrah's.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Assurance Company ("Aurora"), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of approximately $1.9 million to the Plan, which reduced the principal of the Executive Life contract. Of this payment, approximately $0.4 million was paid to Harrah's to reduce the advances from Harrah's balance. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro-rata basis.

On February 4, 1994, the Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provided for recovery of a minimum of 77.7% of the March 31, 1991 book value.

On July 29, 1996 and again on April 22, 1997, Aurora made a payment of approximately $0.1 million to the Plan, which reduced the principal of the Executive Life contract. These payments will be included in the determination of the allocation of interest earned.

Under the Plan Amendment that governs the Executive Life contract, non-benefit responsive distributions are allocated pro-rata among the remaining participants (based upon their investment in the contract) and to the Company (based on the Plan's payable to the Company). Benefit responsive distributions are allocated to the Company as the Company previously loaned the Plan the funds for the distributions. In April 1995, Aurora began honoring requests for distributions for terminated participants, as well as for hardship withdrawals. During 1996, Aurora discontinued reimbursements for hardship withdrawals. Harrah's remained liable to the Plan for any deficiency between the book value and amounts ultimately received.

----------------------------------------------


The restructured contract matured on September 3, 1998, and $9.2 million was received by the Plan in September 1998. Of this amount, $8.7 million represented principal and $0.5 million represented interest earnings. The principal was allocated to participant accounts to unfreeze the investment and was used to repay the balance of advances from Harrah's. The Company is in the process of determining the allocation of the interest earned.

The accounts payable balance for the Executive Life Fund as of December 31, 1997, primarily represents a payable to the PHC Plan for that plan's portion of the Executive Life contract (see Note 1). The plan administrator repaid the principal amount to the PHC Plan once the maturity proceeds were received from Aurora.

NOTE 6 - PLAN QUALIFICATION
---------------------------

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code ("IRC"); therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated November 19, 1992, has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 - SUBSEQUENT EVENTS
--------------------------

Due to the volatility of the stock market, the per share value of Harrah's common stock has increased from $15.688 at December 31, 1998, to $20.625 at June 1, 1999. This increase in per share

--------------------------------------


market value would result in an approximately $128.5 million and $9.3 million balance in Harrah's common stock for the Company Stock Fund and the ESOP Fund, respectively, if such funds were valued at the June 1, 1999, prices.

Effective January 1, 1999, employees are eligible to begin participating in the Plan after 90 days of service; however, Company matching contributions continue to be credited to each participant's account only after the participant has incurred one year of service with at least 1,000 hours of service during that year. In addition, the vesting percentages were amended to allow participants to become fully vested after five years of service.

On January 1, 1999, Showboat Marina Casino Partnership (SMCP) became a participating employer and SMCP employees were eligible to participate in the Plan. The account balances of SMCP's employees were transferred from the Showboat 401(k) plan to this Plan on January 1, 1999, in the amount of $3 million. On July 1, 1999, the Showboat Atlantic City employees will be eligible to participate in the Plan. With the eligibility of Showboat employees, the Company added the Fidelity Magellan Fund as a new investment option effective January 1, 1999.

                                                                       EXHIBIT I


                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998


                                                                         COST          MARKET VALUE
                                                                     ------------      ------------
HARRAH'S ENTERTAINMENT, INC. COMMON STOCK
Company Stock Fund*                                                  $ 97,810,080      $ 97,766,963
ESOP Fund*                                                              7,519,085         7,079,910
                                                                     ------------      ------------
                                                                      105,329,165       104,846,873
                                                                     ------------      ------------

REGISTERED INVESTMENT COMPANIES
SSGA Intermediate Bond Fund Series A                                   55,529,391        59,100,110
SSGA Small Cap Matrix Fund Series A                                    27,715,320        26,407,990
Vanguard - Long-Term Corporate Portfolio                               12,005,017        12,318,879
                                                                     ------------      ------------
                                                                       95,249,728        97,826,979
                                                                     ------------      ------------

COMMON/COLLECTIVE TRUST FUND
State Street Bank & Trust S&P 500 Index Fund Series A (Lending)        80,950,485       100,073,839
                                                                     ------------      ------------

LOANS TO PARTICIPANTS, 7.5% to 9.5%                                    24,183,191        24,183,191
                                                                     ------------      ------------


SHORT-TERM INVESTMENT FUND
SSB Yield Enhanced Short-Term Investment Fund                          25,809,653        25,809,653
SSGA Short-Term Investment Fund                                         4,469,879         4,469,879
Fidelity Money Market Trust                                             1,718,815         1,718,815
                                                                     ------------      ------------
                                                                       31,998,347        31,998,347
                                                                     ------------      ------------

        TOTAL INVESTMENTS                                            $337,710,916      $358,929,229
                                                                     ============      ============

* Represents a party-in-interest transaction.

                                                                      EXHIBIT II

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                DECEMBER 31, 1998



   Identity of Obligor            Description of Loan           Amount Defaulted
-------------------------    ---------------------------------  ----------------

Various plan participants    95 participant loans with dates        $424,644
                             ranging from 2/1/93 to 5/13/98
                             with interest rates ranging from
                             7.5% to 9.5%

                                                                     EXHIBIT III
                                                                     PAGE 1 OF 2

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                         Current
                                                                                                         Value of
                                                                                                         Assets on
                                                   Purchase         Selling         Cost of Assets      Transaction
            Description                             Price            Price               Sold               Date       Gain (Loss)
-------------------------------------             ------------      -----------      ------------       -----------    -----------
SERIES OF TRANSACTIONS:

Harrah's Company Stock Fund
    Common and Preferred                          $ 12,097,626      $44,270,937      $(41,218,399)      $44,270,937    $ 3,052,538
    Fixed Income                                    37,584,584       33,494,509       (33,494,509)       33,494,509              -

SSGA Intermediate Bond Fund Series A
    Common and Preferred                           118,509,161       11,894,665       (11,554,323)       11,894,665        340,342

SSGA Small Cap Matrix Fund Series A
    Common and Preferred                            63,240,974        7,727,937        (8,343,747)        7,727,937       (615,810)

State Street Bank & Trust S&P 500 Index Fund
   Series A (Lending) Common and Preferred         176,592,753       22,152,418       (19,993,398)       22,152,418      2,159,020

SSB Yield Enhanced Short-Term Investment
    Fund Fixed Income                               45,648,510       19,838,857       (19,838,857)       19,838,857              -

Fidelity Institutional Cash
    Purchases/sales                                  1,744,410       52,880,023       (52,880,023)       52,880,023              -

Fidelity Money Market Trust
    Purchases/sales                                 13,099,000       17,235,000       (17,235,000)       17,235,000              -

Delaware Trend Institutional Fund
    Purchase/sales                                           -       27,181,908       (27,181,908)       27,181,908              -


                                                                     EXHIBIT III
                                                                     PAGE 2 OF 2

                          HARRAH'S ENTERTAINMENT, INC.
                           SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                         Current
                                                                                                         Value of
                                                                                                         Assets on
                                                   Purchase         Selling         Cost of Assets      Transaction
            Description                             Price            Price               Sold               Date       Gain (Loss)
-------------------------------------             ------------      -----------      ------------       -----------    -----------
SERIES OF TRANSACTIONS, CONTINUED:

Dreyfus Treasury Fund
    Purchases/sales                                         -        22,248,346      (22,248,346)        22,248,346            -

SINGLE TRANSACTIONS:

Fidelity Institutional Cash
    Sale                                                    -        51,425,447      (51,425,447)        51,425,447            -

Delaware Trend Institutional Fund
    Sale                                                    -        27,181,908      (27,181,908)        27,181,908            -

Dreyfus Treasury Fund
    Sale                                                    -        22,145,441      (22,145,441)        22,145,441            -

                                    Signature
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             HARRAH'S ENTERTAINMENT, INC.
                                             SAVINGS AND RETIREMENT PLAN


                                             By:  /s/ Judy T. Wormser
                                                    --------------------------
                                                    Judy T. Wormser
                                                    Authorized Trustee of the
                                                    Plan and Vice President and
                                                    Controller of Harrah's
                                                    Entertainment, Inc.